UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Online Resources Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68273G101

(CUSIP Number)

Tennenbaum Capital Partners, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

(310) 566-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See §240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

SCHEDULE 13D

CUSIP No. 68273G101	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (IRS ID # 95-4759860) (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,432,970 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 8,432,970 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,432,970 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%(2)
14	TYPE OF REPORTING PERSON* IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Partners V, LP, a Delaware limited partnership (“TOP”), Special Value Opportunities Fund, LLC, a Delaware limited liability company (“SVOF”), and Special Value Expansion Fund, LLC, a Delaware limited liability company (“SVEF” and, together with TOP and SVOF, the “Funds”), which are the registered holders of shares of Common Stock and/or Series A-1 Redeemable Convertible Preferred Stock (“Preferred Stock”) of Online Resources Corporation beneficially owned by Tennenbaum Capital Partners, LLC.
(2)	Based on 37,868,468 shares of Common Stock of Online Resources Corporation outstanding as of January 30, 2013, as reported by ACI Worldwide, Inc. on its Schedule 13D filed with the Securities and Exchange Commission on February 5, 2013, which number includes 4,621,570 shares of Common Stock of Online Resources Corporation into which the Preferred Stock is initially convertible, computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 68273G101	Page 3 of 6

This Amendment No. 11 to Schedule 13D is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2006, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 2, 2007, Amendment No. 2 to Schedule 13D filed with the Commission on November 5, 2007, Amendment No. 3 to Schedule 13D filed with the Commission on December 4, 2007, Amendment No. 4 to Schedule 13D filed with the Commission on August 5, 2008, Amendment No. 5 to Schedule 13D filed with the Commission on December 23, 2008, Amendment No. 6 to Schedule 13D filed with the Commission on February 3, 2009, Amendment No. 7 to Schedule 13D filed with the Commission on February 5, 2009, Amendment No. 8 to Schedule 13D filed with the Commission on May 11, 2009, Amendment No. 9 to Schedule 13D filed with the Commission on November 4, 2009 and Amendment No. 10 to Schedule 13D filed with the Commission on December 10, 2009 (as amended, the “Schedule 13D”), relating to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Online Resources Corporation, a Delaware corporation (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4.	Purpose of Transaction.

  The information in Item 4 is hereby amended and supplemented as follows:

On January 30, 2013, the Issuer, ACI Worldwide, Inc., a Delaware corporation (“ACI”), and Ocelot Acquisition Corp., a Delaware corporation and direct wholly owned subsidiary of ACI (“Purchaser”), entered into a Transaction Agreement (the “Transaction Agreement”) providing for the acquisition of the Issuer by ACI.

Pursuant to the Transaction Agreement, and upon the terms and subject to the conditions described therein, ACI has agreed to cause Purchaser to commence a tender offer (the “Offer”) as promptly as practicable after January 30, 2013, for all of the Issuer’s outstanding shares of Common Stock, at a purchase price of $3.85 per share in cash, without interest, less any applicable withholding taxes (the “Offer Price”). The obligation of ACI and Purchaser to consummate the Offer is subject to the condition that there be validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration date of the Offer that number of shares of Common Stock that, together with any other shares beneficially owned by ACI or its subsidiaries, constitutes a majority of all of the Issuer’s shares of Common Stock outstanding and entitled to vote in the election of directors, calculated on a fully diluted basis on the date of purchase (which assumes conversion or exercise of all derivative securities of the Issuer, regardless of the conversion or exercise price or other terms and conditions of such securities). The consummation of the Offer also is subject to the satisfaction of other customary conditions, including the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in accordance with the terms of the Transaction Agreement and the absence of a material adverse effect.

ACI and Purchaser also have entered into Shareholder Agreements (the “Shareholder Agreements”) with certain funds affiliated with the Reporting Person (collectively, the “Funds”), which collectively own approximately 22.3% of the outstanding shares of Common Stock (on an as-converted basis) and all of the outstanding shares of Preferred Stock. Pursuant to the Shareholder Agreements, Purchaser will purchase all of the outstanding shares of Preferred Stock after the closing of the Offer at a purchase price in cash equal to the preference amount of the Preferred Stock as of the date of such purchase (estimated to be an aggregate of $127.5 million). The purchase price for the Preferred Stock is equal to the amount that the holders of the Preferred Stock are entitled to receive upon a change of control of the Issuer under the terms of the Preferred Stock set forth in the Issuer’s existing Certificate of Incorporation.

CUSIP No. 68273G101	Page 4 of 6

Following the completion of the Offer and the purchase of the Preferred Stock, and subject to the terms and conditions of the Transaction Agreement, Purchaser will be merged with and into the Issuer (the “Merger”), with the Issuer surviving as a wholly owned subsidiary of ACI. At the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to such effective time (other than (a) shares then owned by ACI, the Issuer or any of their respective direct or indirect wholly owned subsidiaries and (b) shares that are held by any stockholders who properly demand appraisal in connection with the Merger) will cease to be issued and outstanding, will be cancelled, will cease to exist and will be converted into the right to receive an amount in cash equal to the Offer Price ($3.85), without interest, less any applicable withholding taxes.

Item 5.	Interest in Securities of the Issuer.

  The information in Item 5(a)-(b) is hereby amended and supplemented as follows:

(a)-(b) As of the date of this filing, the Reporting Person is the beneficial owner of 8,432,970 shares of Common Stock, which constitute approximately 22.3% of the outstanding shares of Common Stock of the Issuer, based on 37,868,468 shares of Common Stock outstanding as of January 30, 2013, as reported by ACI Worldwide, Inc. on its Schedule 13D filed with the Commission on February 5, 2013, which number includes 4,621,570 shares of Common Stock into which the Preferred Stock is initially convertible, computed in accordance with Rule 13d-3(d)(1). The Reporting Person has sole voting and dispositive power over the shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

  The information in Item 6 is hereby amended and supplemented as follows:

On January 30, 2013, as a condition to ACI entering into the Transaction Agreement, ACI and Purchaser entered into the Shareholder Agreements with the Funds. Pursuant to the Shareholder Agreements, the Funds have agreed, on the terms and subject to the conditions set forth in the Shareholder Agreements, among other things, to tender in the Offer all of the shares of Common Stock beneficially owned by them. The Funds also agreed to sell to Purchaser all shares of Preferred Stock owned by them for cash immediately following the date on which Purchaser accepts for payment the shares of Common Stock validly tendered in the Offer. Further, the Funds have agreed to certain actions in support of the transactions contemplated by the Transaction Agreement, including granting an irrevocable limited proxy and power of attorney, to the fullest extent possible, to ACI and Purchaser, or any nominee thereof, with full power of substitution, during and for the term of the Shareholder Agreements, to vote all the shares of Common Stock that the Funds beneficially own at the time of such vote, at any annual, special or adjourned meeting of the Issuer’s stockholders (a) in favor of adoption of the Transaction Agreement and approval of the Merger and the other transactions contemplated thereby and (b) against (i) any alternative acquisition proposal made by a third party and (ii) any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of the Issuer under the Transaction Agreement.

The foregoing description of the Transaction Agreement and the Shareholder Agreements is not complete and is qualified in its entirety by reference to the full text of the Transaction Agreement and the Shareholder Agreements, which are filed as Exhibits 2.1, 99.1, 99.2 and 99.5, respectively, to the Issuer’s Current Report on Form 8-K filed with the Commission on February 1, 2013, as amended by the Issuer’s Current Report on Form 8-K/A filed with the Commission on February 5, 2013, and incorporated herein by reference.

CUSIP No. 68273G101	Page 5 of 6

Item 7.	Material to be Filed as Exhibits.

  The information in Item 7 is hereby amended and supplemented as follows:

Exhibit 1	Transaction Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 1, 2013).

Exhibit 2	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Special Value Opportunities Fund, LLC (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 1, 2013).

Exhibit 3

Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Special Value Expansion Fund, LLC (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on

Form 8-K filed with the Commission on February 1, 2013).

Exhibit 4	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Tennenbaum Opportunities Partners V, LP (incorporated by reference to Exhibit 99.5 to the Issuer’s Current Report on Form 8-K/A filed with the Commission on February 5, 2013).

***

CUSIP No. 68273G101	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2013	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	/s/ Elizabeth Greenwood
Elizabeth Greenwood
General Counsel & Chief Compliance Officer